Lighthouse Financial Technologies, Inc



ANNUAL REPORT

1304 W Walnut Hill Ln

Irving, TX 75038

(859) 992-6338

https://lighthouse.app

This Annual Report is dated May 5, 2025.

BUSINESS

Company Overview

Lighthouse Financial Technologies, Inc ("Lighthouse" or the "Company") is a Delaware C-Corporation with two subsidiaries organized under the laws of the state of Texas. These subsidiaries are:

(1) Lighthouse Brokerage, LLC (TX)

(2) Sigma Relocation Group, LLC (TX)

Lighthouse is a rental marketplace founded in 2019 with a vision to transform renting into a pathway to homeownership. Co-founded by Alan Chang and Matt See, the company has raised $5 million in seed funding and achieved notable milestones, including becoming a $6 million revenue company as of 2023 after acquiring UMoveFree, with a 40% gross margin. Lighthouse offers a unique approach to apartment search, providing cash back on rent and, following a recent acquisition of UMoveFree, has expanded its presence with mature company economics and a focus on the Dallas market. The company's strategy involves acquiring renters at a young age, growing their wealth through multiple rentals, and ultimately assisting them in purchasing a home.

Lighthouse specializes in transforming the rental market through its innovative business model. The Company's primary focus is on providing cash-back incentives on lease selections for apartments across 9,000 units in Texas. Targeting a young renter demographic, Lighthouse aims to guide individuals from age 22 through multiple rentals, ultimately facilitating their transition to homeownership. The Company operates through various channels, including syndicating listings and offering personalized assistance through locators, reshaping the traditional rental experience as a pathway to homeownership.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $4,999,983.94

Number of Securities Sold: 3,829,058

Use of proceeds: R&D, Market Expansion, Operations

Date: August 31, 2021

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $1,010,000.00

Use of proceeds: StartUp Funds

Date: August 31, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $2,130,000.00

Use of proceeds: Working Capital

Date: August 31, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue

Revenue for fiscal year 2024 was $6,384,593 compared to $6,337,523 in fiscal year 2023. The increase in revenue from 2023 to 2024 can be attributed to core growth in our UMoveFree subsidiary, as well as additional subscription revenue from our new marketing packages.

Cost of Sales

Cost of Sales for fiscal year 2024 was $3,778,833 compared to $3,952,616 in fiscal year 2023. The decrease in Cost of Sales in 2024 can be attributed to various factors, including operational efficiencies achieved, increased subscription revenue, the reduction in staff from Lighthouse's locating operations.

Gross Margins

Gross margins for fiscal year 2024 were $3,068,798 compared to $2,544,653 in fiscal year 2023. The increase in gross margins is primarily a result of the higher revenue and the corresponding decrease in the Cost of Sales, reflecting improved profitability and operational effectiveness following the acquisition.

Expenses

Expenses for fiscal year 2024 were $3,952,206 compared to $4,786,633 in fiscal year 2023. The notable decrease in expenses in 2024 may be attributed to various factors, including reduced headcount and R&D, and improvements in marketing efficiencies.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating phase. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future because the recent acquisition of Sigma Relocation (UMoveFree) has significantly expanded our market presence and service offerings, resulting in increased revenue streams. The integration of Sigma Relocation aligns with our strategic vision for growth, and we anticipate continued positive cash flows as we leverage synergies and capture a larger share of the market.

Past cash was primarily generated through revenue from services, specifically success fees for new leases, and commissions earned through facilitating apartment leases. The acquisition of Sigma Relocation has further diversified our revenue sources, including the provision of a free move to renters, contributing to a more robust and resilient income stream.

Our goal is to continue enhancing our market position and increasing operational efficiency through the successful integration of acquired entities. We aim to further innovate our services, capitalize on emerging opportunities in the real estate sector, and drive sustained revenue growth.

Given the strategic acquisition and the synergy benefits it brings, we believe the Company's historical cash flows are reflective of the positive trajectory anticipated for the future. The increased scale and expanded service portfolio position us well for continued revenue generation and improved cash flows in the evolving real estate market.

Following the depletion of cash reserves, we have made the strategic decision to sell to Stake Network, Inc. Shareholders have been notified and the deal is awaiting close.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $106,274.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Various MCAs
* As of 12/31/2024, owed $472,436

Founder Debt
* As of 12/31/2024, owed $1,359,588 to founders Alan Chang and Matt See

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Matthew James See

Matthew James See's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Co-Founder

Dates of Service: September, 2019 - Present

Responsibilities: Co-founder and CEO. Salary: 36K

Name: Alan Chang

Alan Chang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & Director

Dates of Service: September, 2019 - Present

Responsibilities: Co-founder, responsible for sales and business development. Salary: 36K

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Matt See
Amount and nature of Beneficial ownership: 5,119,067
Percent of class: 29.048

Title of class: Common Stock
Stockholder Name: Alan Chang
Amount and nature of Beneficial ownership: 5,019,776
Percent of class: 28.5

RELATED PARTY TRANSACTIONS

Founders Alan Chang and Matt See lent the company $1,055,000 and $304,588 respectively.

OUR SECURITIES

The company has authorized Common Stock, Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Convertible Note, and SAFEs. As part of the Regulation Crowdfunding raise, the Company will be offering up to 949,997 of Common Stock.

Common Stock

The amount of security authorized is 19,996,424 with a total of 11,863,170 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 1,174,166 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 466,864 shares issued and outstanding pursuant to stock options.

Series Seed 1 Preferred Stock

The amount of security authorized is 1,921,108 with a total of 1,921,108 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an asconverted to Common Stock basis, notwithstanding Section 242(b)(2) of the General Corporation Law.

Material Rights

Section 1: Dividends

1.1 Entitlement to Dividends

The holders of Preferred Stock shall receive dividends at a rate of 6% of the Original Issue Price. This takes precedence over other dividends, excluding dividends on Common Stock payable in shares. The right to dividends is non-cumulative, and no accrual occurs if dividends on Preferred Stock are not declared. Additionally, the declaration of dividends on other classes is subject to meeting Preferred Stock requirements.

1.2 Calculation of Dividends

The calculation of dividends is based on dividends on Common Stock or convertible classes. The "Original Issue Price" is defined, subject to adjustments for stock-related events.

Section 2: Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations, and Asset Sales

2.1 Preferential Payments to Holders of Preferred Stock

In the event of liquidation, dissolution, or a Deemed Liquidation Event, Preferred Stock holders are entitled to payment. The Preferred Liquidation Amount is calculated, and pro-rata sharing occurs if assets are insufficient.

2.2 Payments to Holders of Common Stock

After paying Preferred Liquidation Amounts, remaining assets are distributed among Common Stock holders on a pro-rata basis.

2.3 Deemed Liquidation Events

2.3.1 Definition

A Deemed Liquidation Event is defined, encompassing mergers, consolidations, or certain asset sales, subject to the Requisite Holders' election.

2.3.2 Effecting a Deemed Liquidation Event

Conditions for effecting a Deemed Liquidation Event are outlined, including the redemption process for Preferred Stock and the use of Available Proceeds.

2.3.3 Amount Deemed Paid or Distributed

The amount deemed paid or distributed to stockholders upon a Deemed Liquidation Event is determined by the cash, value of property, rights, or securities, as decided in good faith by the Board of Directors.

Section 3: Voting

3.1 General

Preferred Stock holders have voting rights equal to the number of whole shares of Common Stock into which their shares are convertible. Voting is unified with Common Stock on an as-converted to Common Stock basis, with certain exceptions defined by law or other provisions.

Series Seed 2 Preferred Stock

The amount of security authorized is 3,829,058 with a total of 3,829,058 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an asconverted to Common Stock basis, notwithstanding Section 242(b)(2) of the General Corporation Law.

Material Rights

Section 1: Dividends

1.1 Entitlement to Dividends

The holders of Preferred Stock shall receive dividends at a rate of 6% of the Original Issue Price. This takes precedence over other dividends, excluding dividends on Common Stock payable in shares. The right to dividends is non-cumulative, and no accrual occurs if dividends on Preferred Stock are not declared. Additionally, the declaration of dividends on other classes is subject to meeting Preferred Stock requirements.

1.2 Calculation of Dividends

The calculation of dividends is based on dividends on Common Stock or convertible classes. The "Original Issue Price" is defined, subject to adjustments for stock-related events.

Section 2: Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations, and Asset Sales

2.1 Preferential Payments to Holders of Preferred Stock

In the event of liquidation, dissolution, or a Deemed Liquidation Event, Preferred Stock holders are entitled to payment. The Preferred Liquidation Amount is calculated, and pro-rata sharing occurs if assets are insufficient.

2.2 Payments to Holders of Common Stock

After paying Preferred Liquidation Amounts, remaining assets are distributed among Common Stock holders on a pro-rata basis.

2.3 Deemed Liquidation Events

2.3.1 Definition

A Deemed Liquidation Event is defined, encompassing mergers, consolidations, or certain asset sales, subject to the Requisite Holders' election.

2.3.2 Effecting a Deemed Liquidation Event

Conditions for effecting a Deemed Liquidation Event are outlined, including the redemption process for Preferred Stock and the use of Available Proceeds.

2.3.3 Amount Deemed Paid or Distributed

The amount deemed paid or distributed to stockholders upon a Deemed Liquidation Event is determined by the cash, value of property, rights, or securities, as decided in good faith by the Board of Directors.

Section 3: Voting

3.1 General

Preferred Stock holders have voting rights equal to the number of whole shares of Common Stock into which their shares are convertible. Voting is unified with Common Stock on an as-converted to Common Stock basis, with certain exceptions defined by law or other provisions.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,000,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $23,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

SAFEs

The security will convert into Common stock and the terms of the SAFEs are outlined below:

Amount outstanding: $3,140,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $30,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFEs.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Industry Challenges: Compensation Uncertainty from Apartment Communities There's a risk that apartment communities may cease or reduce payments to apartment locators and similar companies for placement services. Changes in industry practices, economic downturns, or shifts in property management strategies could impact revenue streams. Industry Challenges: Counterparty Risks for Apartment Communities and Property Managers Apartment communities and property managers may face counterparty risks linked to their financial stability. Economic downturns, unexpected financial challenges, or disruptions in property management operations could impact their ability to honor contractual agreements. Unit Economics and Profitability: The unit economics of the business may not lead to profitability, especially if challenges in scaling the business are encountered. Factors such as high customer acquisition costs, inadequate pricing models, or operational inefficiencies could hinder the path to sustainable profitability. Intense Competition: The business operates in a highly competitive environment with numerous players. The presence of many competitors could lead to challenges in market share acquisition, pricing pressures, and the need for significant marketing investments to stand out in a crowded marketplace. Contractual Disputes: Potential litigation risks could arise from contractual disputes with apartment communities or property managers. Disagreements over service levels, payment terms, or other contractual obligations might result in legal actions that could impact the company's financial resources and reputation. Intellectual Property Disputes: In a competitive landscape, there's a risk of intellectual property disputes. Claims of infringement or challenges to the company's intellectual property could result in legal battles, potentially affecting operations and financial stability. Regulatory Compliance: Failure to comply with industry regulations or changes in regulatory frameworks may lead to legal issues. Non-compliance could result in fines, legal actions, or a need for substantial adjustments to business practices. Data Security and Privacy Concerns: The business may face litigation risks related to data breaches or privacy concerns. Mishandling customer data could lead to legal actions, regulatory penalties, and damage to the company's reputation.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 5, 2025.

Lighthouse Financial Technologies, Inc

By   /s/ *Matt Lee*

    Name: Lighthouse Financial Technologies, Inc.

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Lighthouse Financial Technologies, Inc
Consolidated Statement of Income

Year Ended December 31,	2023	2024
Locating Income	6,337,523	6,384,593
Home Sales Commissions	47,531	110,480
Subscriptions and Other Revenue	112,215	352,558
Revenue	**6,497,269**	**6,847,630**
Customer Incentives	1,158,027	1,048,150
Agent Expense	2,796,647	2,729,658
Other Cost of Services	(2,057)	1,024
Cost of Sales	**3,952,616**	**3,778,833**
Gross Profit	**2,544,653**	**3,068,798**
Gross Margin	39%	45%
Labor	1,964,627	1,761,729
Contractors	1,112,482	408,448
Sales & Marketing	638,786	526,229
G&A	134,750	515,991
Legal & Professional Services	261,711	161,809
Travel & Related	1,629	453
Office & Supplies	429,817	364,616
Information Technology	242,831	212,931
Total Expenses	**4,786,633**	**3,952,206**
Operating Income	**(2,241,980)**	**(883,408)**
Tax Expense	19,952	3,055
Interest Income	15,968	392
Other Income	4,348	47,516
Unrealized Gain/(Loss)	37,715	-
Other Expenses	(6,357)	(16,599)
Interest Expense	(147,882)	(351,004)
Other Income/(Expense)	**(96,209)**	**(319,695)**
Net income	**(2,358,141)**	**(1,206,158)**

Lighthouse Financial Technologies, Inc
Consolidated Balance Sheet

Year Ended December 31,	2023	2024
ASSETS		
Cash	295,477	106,274
Apartment Receivables	2,088,536	2,311,629
Other Assets	38,840	27,587
Property and equipment, Net	23,215	17,444
Goodwill	2,701,910	2,701,910
Total Assets	**5,147,978**	**5,164,844**
LIABILITIES		
Renter Payable	118,132	117,932
Other Accounts Payable	76,830	76,830
Other Current Liabilities	224,313	210,756
SAFEs	4,140,000	4,140,000
Founder Loans	120,001	1,359,588
Convertible Notes	1,072,055	1,172,329
Other Debt	1,183,958	1,022,010
Total Liabilities	**6,935,288**	**8,099,444**
SHAREHOLDERS' EQUITY		
Common Stock	37,064	95,356
Series Seed Preferred	5,749,704	5,749,704
Retained Earnings	(5,215,937)	(7,573,501)
Net Income	(2,358,141)	(1,206,158)
Total Shareholders' Equity	**(1,787,310)**	**(2,934,600)**

Lighthouse Financial Technologies, Inc
Consolidated Statement of Cash Flows

Year Ended December 31,	2023	2024
Net Income	**(2,358,141)**	**(1,206,158)**
Accounts Receivable	(542,642)	(215,163)
Other Current Assets	85,632	9,094
Rebates Payable	(60,585)	(200)
Other Current Liabilities	42,005	(12,982)
Net Cash Provided by Operating Activities	**(2,833,731)**	**(1,425,409)**
Change in Investments	178,851	-
Acquisition of UMoveFree	(3,786,212)	-
Capex	-	-
Net Cash Provided by Investing Activities	**(3,607,361)**	**-**
Capital Contributions	1,830	-
Debt Issuance/(Payback)	5,506,013	1,177,913
Intercompany Payable	(5,641)	1
Equity Issuance	9,041	58,292
Net cash provided by Financing Activities	**5,511,245**	**1,236,206**
Change in Cash	**(929,848)**	**(189,203)**

NOTE 1 – NATURE OF OPERATIONS

Lighthouse Financial Technologies, Inc. was incorporated on September 11, 2019 in the state of Delaware. The company has a wholly-owned subsidiary Lighthouse Brokerage, LLC, which was formed on March 30, 2021 in the state of Texas, and Sigma Realty Group, LLC, an acquisition completed on January 6, 2023. The consolidated financial statements of Lighthouse Financial Technologies, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Lighthouse is a Texas-based apartment locating company operating two key brands: UMoveFree and Lighthouse. The company helps renters find new apartment communities to live in and uses the marketing spend of apartments to incentivize renters via cash back. Renters earn a cash back reward up to $1,000 when they are sign a lease and move in, after using the Lighthouse platform.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $45,477, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2024 and 2023, the Company determined that no reserve was necessary, though wrote off receivables of $446,048 and $41,411 respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Lighthouse Financial Technologies, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the success fee charged for new leases generated.

Cost of sales

Costs of goods sold include the cost of service, commission expense, agent fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2024 and December 31, 2023 amounted to $526,229 and $538,786, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 31, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – DEBT

The details of the Company's Simple Agreements for Future Equity ("SAFE") are as follows:

SAFE(s)	Principal Amount	Issued	Valuation Cap	Discount	2024	2023
SAFE I - III	$ 1,010,000	9/8/21	$ 30,000,000	n/a	$ 1,010,000	$ 1,010,000
SAFE VI	$ 330,000	1/3/23	$ 30,000,000	n/a	$ 330,000	$ 330,000
SAFE V	$ 1,500,000	1/3/23	$ 30,000,000	n/a	$ 1,500,000	$ 1,500,000
SAFE VI	$ 300,000	2/27/23	$ 30,000,000	n/a	$ 300,000	$ 300,000
SAVE VII - VIII	$ 1,000,000	8/11/23	$ 23,000,000	n/a	$ 1,000,000	$ 1,000,000
Total SAFE(s)	$ 4,140,000				$ 4,140,000	$ 4,140,000

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

The details of the Company's Merchant Cash Advances are as follows:

MCA(s)	Principal Amount	Issued	Payback	Payment	Period	2024	2023
Channel Partners	$ 250,000	7/3/23	$334,999	$18,333.33	Monthly	$ -	$ 137,500
National Funding	$ 300,000	12/18/13	$378,000	$8,590.90	Weekly	$ -	$ 293,182
National Funding	$ 300,000	4/30/24	$366,000	$7,038.46	Weekly	$ -	$ -
National Funding	$ 100,000	6/14/24	$123,000	$2,365.38	Weekly	$ 46,154	$ -
National Funding	$ 100,000	8/13/24	$124,000	$2,384.62	Weekly	$ 61,538	$ -
National Funding	$ 362,000	12/12/24	$441,640	$8,493.07	Weekly	$ 348,077	$ -
Total MCA(s)						$ 455,769	$ 430,682

The MCAs dated 7/3/23, 12/18/23, and 4/30/24 have been paid off. The remaining MCAs will continue to be paid off through 6/13/25, 8/12/25, and 12/11/25 respectively.

The details of the Company's Other Debt are as follows:

Other Debt	Principal Amount	Issued	Maturity	Interest	2024	2023
EIDL	$ 500,000	4/12/23	May 2052	3%	$ 544,889	$ 532,259
Convertible Note - Alan Chang	$ 330,000	4/12/23	April 2027	10%	$ 1,172,329	$ 1,072,055
Promissory Note - Alan Chang	$ 1,055,000	2/1/24	December 2028	12%	$ 1,055,000	$ -
Promissory Note - Matt See	$ 304,588	12/1/24	February 2028	0%	$ 304,588	$ 120,001
Stripe Capital Loan	$ 5,139	12/12/24	May 2026	n/a	$ 4,685	$ -
Amex Line of Credit	$ 50,000	12/15/23	June 2025	n/a	$ 16,667	$ 50,000
UMF Acquisition Notes	$ 861,692	1/6/23	January 2024	n/a	$ -	$ 171,017
Total Other Debt					**$ 3,098,158**	**$ 1,945,332**

Economic Injury Disaster Loan (EIDL)
Lighthouse assumed the obligations of Sigma's SBA EIDL loan (Loan #4049679107) upon acquisition. Alan Chang and Matt See personally guaranteed the loan. A Contribution Agreement dated May 8, 2023, outlines their respective indemnity obligations in the event the prior guarantors (Nicholas Barber or Mark Finney) are required to make payments. The loan was paid off in full in January 2024.

Convertible Note – Alan Chang
On April 12, 2023, Lighthouse issued a $1,000,000 subordinated convertible promissory note to Alan Chang. The note bears interest at 10% per annum and matures on April 12, 2025. It is convertible into equity at the investor's option upon qualifying financing or a change of control. In the event of an IPO or acquisition, the note is repayable immediately. Prepayment is permitted with prior notice.

Promissory Note – Matt See
Lighthouse issued a promissory note to Matt See in the amount of $304,587.89 on December 1, 2024. The note carries 0% interest and matures on December 1, 2028.

Promissory Notes – Alan Chang
Lighthouse has two outstanding promissory notes with Alan Chang:

- A $1,000,000 note dated February 1, 2024, bearing 12% annual interest and maturing February 1, 2028.
- A $55,000 note dated December 1, 2024, with 0% interest and maturing December 1, 2028.

Stripe Capital Loan
Lighthouse received a business-purpose loan through the Stripe Capital Program on November 29, 2024. The loan amount is $3,766.44, with a fixed fee of $633.56, resulting in total repayment of $4,400. Repayments are made via 29.9% daily withholdings from Stripe merchant receivables, with a final maturity date of May 23, 2026.

American Express Line of Credit
Sigma Relocation Group, an affiliate of Lighthouse, entered into a business line of credit with American Express National Bank. A $50,000 installment loan was drawn, with a total repayment obligation of $63,500 over 18 months.

UMF Acquisition Notes
As part of the acquisition of Sigma Relocation Group, Lighthouse issued seller notes to the former owners. These notes are part of the consideration outlined in the Membership Interest Purchase Agreement dated January 6, 2023, and are payable under agreed terms, including deferred payments. The notes do not carry interest and are structured around post-closing adjustments and earn-out provisions.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, we believe that there are no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 19,996,424 shares of common stock at a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 10,301,347 and 10,230,947 shares were issued and outstanding, respectively.

Series Seed 1 Preferred Stock

The Company is authorized to issue 1,921,108 shares of Series Seed 1 Preferred Stock at a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 1,921,108 shares were issued and outstanding.

Series Seed 2 Preferred Stock

The Company is authorized to issue 3,829,058 shares of Series Seed 2 Preferred Stock at a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 3,829,058 shares were issued and outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

Matt See Promissory Note
As of December 1, 2024, Lighthouse is party to a $304,587.89 promissory note issued to Matt See, a related party and officer of the company. The note carries 0% interest, matures on December 1, 2028.

Alan Chang Promissory Notes
Lighthouse is also party to two promissory notes with Alan Chang, a related party and executive of the company:

- A $1,000,000 note bearing 12% interest, due February 1, 2028.

- A $55,000 note with 0% interest, due December 1, 2028.

NOTE 7 – SUBSEQUENT EVENTS

On December 6, 2024, Lighthouse Financial Technologies Inc. (the "Company") entered into a non-binding term sheet with Stake Network, Inc. ("Stake") for a potential acquisition. On February 28, 2025, the parties executed a definitive merger agreement. As of the date these financial statements are being prepared, the transaction has not yet closed and remains subject to customary closing conditions.

Since the signing of the term sheet, Stake has provided financial support to the Company to fund ongoing operations. All shareholders of the Company have been notified of the pending transaction and related developments.

The Company has evaluated subsequent events through the date the financial statements were issued and concluded that, except as disclosed above, no other events or transactions occurred that require adjustment or disclosure in the financial statements.

I, Matt See, the CEO of Lighthouse Financial Technologies, Inc, hereby certify that the financial statements of Lighthouse Financial Technologies, Inc and notes thereto for the periods ending December 31, 2024 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Lighthouse Financial Technologies, Inc. has not yet filed its federal tax return for 2024. An extension has been filed and the 2024 return will be filed timely.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 1st of May, 2025.

_____ (Signature)

CEO
_____ (Title)

5/1/2025
_____ (Date)

LIGHTHOUSE FINANCIAL TECHNOLOGIES, INC

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2024

(In , $US)	Common Stock		Series Seed 1 Preferred Stock		Series Seed 2 Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2022	**10,204,527**	**$ -**		**$ -**		**$ -**	**$ 5,777,726**	**$ (5,216,181)**	**$ 561,545**
Issuance of Stock	26,420	$ -	1,921,108	$ -	3,829,058	$ -	$ 9,041		9,041
Share-Based Compensation							-		-
Net income/(loss)								(2,357,320)	(2,357,320)
Balance—December 31, 2023	**10,230,947**	**-**	**1,921,108**	**-**	**3,829,058**	**-**	**5,786,767**	**$ (7,573,501)**	**$ (1,786,734)**
Issuance of Stock	70,400	-	-	-	-	-	58,292		58,292
Share-Based Compensation							-		-
Net income/(loss)								(1,206,158)	(1,206,158)
Balance—December 31, 2024	**10,301,347**	**$ -**	**1,921,108**	**$ -**	**3,829,058**	**$ -**	**$ 5,845,059**	**$ (8,779,659)**	**$ (2,934,600)**

CERTIFICATION

I, Matt See, Principal Executive Officer of Lighthouse Financial Technologies, Inc, hereby certify that the financial statements of Lighthouse Financial Technologies, Inc included in this Report are true and complete in all material respects.

Matt See

CEO